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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                            W.P. STEWART & CO., Ltd.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G84922106
- ------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2001
- ------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)

|_| Rule 13d-1(c)

|x| Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SEC 1745 (2-95)

CUSIP No. 053332102                   13G                    Page 2  of  5 Pages


- ------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     William P. Stewart, Jr.           Tax I.D. # -078-30-3081

- ------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

- ------------------------------------------------------------------------------
3.   SEC USE ONLY



- ------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
- ------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER
   SHARES
BENEFICIALLY   William P. Stewart, Jr., the Chairman and Chief Executive
  OWNED BY     Officer of W.P. Stewart & Co., Ltd., serves as a Trustee of
   EACH        various trusts listed below. In addition, Mr. Stewart holds
 REPORTING     shares of W.P. Stewart & Co., Ltd. individually. Mr. Stewart
  PERSON       has sole voting power over W.P. Stewart & Co., Ltd. shares
   WITH        held by himself and by the following Trusts:

       Stewart Trust 1987 - FBO Gregory S. Stewart .............   1,036,035
       Stewart Trust 1987 - FBO Jeffery R. Stewart .............     940,035
       Stewart Trust 1992 - FBO Jeffery R. Stewart .............      96,000
       Stewart Trust 1987 - FBO Lisa M. Stewart ................   1,036,035
       Stewart Trust 1987 - FBO William P. Stewart III .........   1,036,035
                                                                   ---------
                                                                   4,144,140*
       William P. Stewart, Jr. .................................      30,000
                                                                   ---------
                        Total: .................................   4,174,140
                                                                   =========

               *Mr. Stewart asserts that the filing of this statement shall not be construed as an admission that he, for the purposes of
               Section 13(d) or 13(g) of the Securities Act of 1934, is the beneficial owner of any of the securities held by the Trusts listed in this Item.

               -----------------------------------------------------------------
               6.   SHARED VOTING POWER

                    None
               -----------------------------------------------------------------
               7.   SOLE DISPOSITIVE POWER

               William P. Stewart, Jr., the Chairman and Chief Executive Officer of W.P. Stewart & Co., Ltd., serves as a Trustee of various trusts listed below. In addition, Mr. Stewart holds shares of W.P. Stewart & Co., Ltd. individually. Mr. Stewart has sole power to direct the disposition of the W.P. Stewart & Co., Ltd. shares held by himself and by the following Trusts:

       Stewart Trust 1987 - FBO Gregory S. Stewart .............   1,036,035
       Stewart Trust 1987 - FBO Jeffery R. Stewart .............     940,035
       Stewart Trust 1992 - FBO Jeffery R. Stewart .............      96,000
       Stewart Trust 1987 - FBO Lisa M. Stewart ................   1,036,035
       Stewart Trust 1987 - FBO William P. Stewart III .........   1,036,035
                                                                   ---------
                                                                   4,144,140*
       William P. Stewart, Jr. .................................      30,000
                                                                   ---------
                        Total: .................................   4,174,140
                                                                   =========

               *Mr. Stewart asserts that the filing of this statement shall not be construed as an admission that he, for the purposes of
               Section 13(d) or 13(g) of the Securities Act of 1934, is the beneficial owner of any of the securities held by the Trusts listed in this Item.

               -----------------------------------------------------------------
               8.   SHARED DISPOSITIVE POWER

                    None
- ------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               William P. Stewart, Jr., the Chairman and Chief Executive Officer of W.P. Stewart & Co., Ltd., serves as a Trustee of various trusts listed below. In addition, Mr. Stewart holds shares of W.P. Stewart & Co., Ltd. individually. Mr. Stewart has sole voting and dispositive power over the W.P. Stewart & Co., Ltd. shares held by himself and by the following Trusts:

       Stewart Trust 1987 - FBO Gregory S. Stewart .............   1,036,035
       Stewart Trust 1987 - FBO Jeffery R. Stewart .............     940,035
       Stewart Trust 1992 - FBO Jeffery R. Stewart .............      96,000
       Stewart Trust 1987 - FBO Lisa M. Stewart ................   1,036,035
       Stewart Trust 1987 - FBO William P. Stewart III .........   1,036,035
                                                                   ---------
                                                                   4,144,140*
       William P. Stewart, Jr. .................................      30,000
                                                                   ---------
                        Total: .................................   4,174,140
                                                                   =========

               *Mr. Stewart asserts that the filing of this statement shall not be construed as an admission that he, for the purposes of
               Section 13(d) or 13(g) of the Securities Act of 1934, is the beneficial owner of any of the securities held by the Trusts listed in this Item.

- ------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- ------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     8.7%
- ------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*


     Individual
- ------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 053332102                   13G                    Page 3  of 5  Pages


            --------------------------------------------------------------------
Item 1(a)   Name of Issuer:


            W.P. Stewart & Co., Ltd.
            --------------------------------------------------------------------
Item 1(b)   Address of Issuer's Principal Executive Offices:


            Trinity Hall, 43 Cedar Avenue, P.O. Box HM 2905
            Hamilton HMLX, Bermuda
            --------------------------------------------------------------------
Item 2(a)   Name of Person Filing:


            William P. Stewart, Jr.
            --------------------------------------------------------------------
Item 2(b)   Address of Principal Business Office:


            Trinity Hall, 43 Cedar Avenue, P.O. Box HM 2905
            Hamilton HMLX, Bermuda
            --------------------------------------------------------------------
Item 2(c)   Citizenship:


            United States
            --------------------------------------------------------------------
Item 2(d)   Title of Class of Securities:


            Common Stock
            --------------------------------------------------------------------
Item 2(e)   CUSIP Number:


            G84922106
            --------------------------------------------------------------------
Item 3

            Not Applicable

Item 4.  Ownership.

     (a)  Amount Beneficially Owned:

          4,174,140
          ----------------------------------------------------------------------

     (b)  Percent of Class:

          8.7%
          ----------------------------------------------------------------------

CUSIP No. 053332102                   13G                    Page 4  of 5  Pages



     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote        ----------------

               William P. Stewart, Jr., the Chairman and Chief Executive Officer of W.P. Stewart & Co., Ltd., serves as a Trustee of various trusts listed below. In addition, Mr. Stewart holds shares of W.P. Stewart & Co., Ltd. individually. Mr. Stewart has sole voting power over W.P. Stewart & Co., Ltd. shares held by himself and by the following Trusts:

       Stewart Trust 1987 - FBO Gregory S. Stewart .............   1,036,035
       Stewart Trust 1987 - FBO Jeffery R. Stewart .............     940,035
       Stewart Trust 1992 - FBO Jeffery R. Stewart .............      96,000
       Stewart Trust 1987 - FBO Lisa M. Stewart ................   1,036,035
       Stewart Trust 1987 - FBO William P. Stewart III .........   1,036,035
                                                                   ---------
                                                                   4,144,140*
       William P. Stewart, Jr. .................................      30,000
                                                                   ---------
                        Total: .................................   4,174,140
                                                                   =========

               *Mr. Stewart asserts that the filing of this statement shall not be construed as an admission that he, for the purposes of
               Section 13(d) or 13(g) of the Securities Act of 1934, is the beneficial owner of any of the securities held by the Trusts listed in this Item.

          (ii)  shared power to vote or to direct the vote      none
                                                                ----------------

          (iii) sole power to dispose or to direct the
                disposition of
                                                                ----------------

               William P. Stewart, Jr., the Chairman and Chief Executive Officer of W.P. Stewart & Co., Ltd., serves as a Trustee of various trusts listed below. In addition, Mr. Stewart holds shares of W.P. Stewart & Co., Ltd. individually. Mr. Stewart has sole power to direct the disposition of the W.P. Stewart & Co., Ltd. shares held by himself and by the following Trusts:

       Stewart Trust 1987 - FBO Gregory S. Stewart .............   1,036,035
       Stewart Trust 1987 - FBO Jeffery R. Stewart .............     940,035
       Stewart Trust 1992 - FBO Jeffery R. Stewart .............      96,000
       Stewart Trust 1987 - FBO Lisa M. Stewart ................   1,036,035
       Stewart Trust 1987 - FBO William P. Stewart III .........   1,036,035
                                                                   ---------
                                                                   4,144,140*
       William P. Stewart, Jr. .................................      30,000
                                                                   ---------
                        Total: .................................   4,174,140
                                                                   =========

               *Mr. Stewart asserts that the filing of this statement shall not be construed as an admission that he, for the purposes of
               Section 13(d) or 13(g) of the Securities Act of 1934, is the beneficial owner of any of the securities held by the Trusts listed in this Item.

          (iv)  shared power to dispose or to direct the
                disposition                                     none
                                                                ----------------


Item 5. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the Class of Securities, check the following [_].

Item 6. William P. Stewart, Jr. is reporting holdings over which he is deemed to be beneficial owner by virtue of his status as trustee and as shareholder.

Item 7.  Not Applicable

Item 8.  Not Applicable

Item 9.  Not Applicable

Item 10. Not Applicable

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 053332102                   13G                    Page 5  of 5  Pages


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                2/14/02
                                 ----------------------------------------
                                                 (Date)


                                         /s/ WILLIAM P. STEWART, JR.
                                 ----------------------------------------
                                               (Signature)


                                 William P. Stewart, Jr. - Individually and as
                                           Trustee of various Trusts
                                 ----------------------------------------
                                               (Name/Title)